UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___ )*

Bluejay Diagnostics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

095633103

(CUSIP Number)

Douglas C. Wurth

360 Massachusetts Avenue, Suite 203

Acton, MA 01720

(844) 327-7078

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 095633103	13D	Page 2 of 8 Pages

1	Names of Reporting Persons Douglas C. Wurth
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF / AF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,351,577+†
	8	Shared Voting Power 1,170,883+‡
	9	Sole Dispositive Power 2,351,577+†
	10	Shared Dispositive Power 1,170,883+‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,522,460+‡†
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount In Row (11) 27.26%*
14	Type of Reporting Person (See Instructions) IN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

† Consists of 2,186,349 shares of common stock, 157,360 shares of underlying options to purchase common stock, and 7,868 shares underlying warrants to purchase common stock held by Mr. Wurth.

‡ Includes 1,108,883 shares of common stock and 62,000 shares of underlying warrants to purchase common stock held by Wurth Holdings, LLC.

* Based on 12,694,265 shares of common stock, $0.0001 par value per share, of Bluejay Diagnostics, Inc. outstanding as of November 15, 2021, as reported on the Issuer’s prospectus filed with the Securities and Exchange Commission in connection with its initial public offering that closed on November 15, 2021.

CUSIP No. 095633103	13D	Page 3 of 8 Pages

1	Names of Reporting Persons Wurth Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,170,883+‡
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,170,883+‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,170,883+‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.23%*
14	Type of Reporting Person (See Instructions) OO

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

‡ Includes 1,108,883 shares of common stock and 62,000 shares of underlying warrants to purchase common stock held by Wurth Holdings, LLC.

* Based on 12,694,265 shares of common stock, $0.0001 par value per share, of Bluejay Diagnostics, Inc. outstanding as of November 15, 2021, as reported on the Issuer’s prospectus filed with the Securities and Exchange Commission in connection with its initial public offering that closed on November 15, 2021.

CUSIP No. 095633103	13D	Page 4 of 8 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Bluejay Diagnostics, Inc., a Delaware corporation (“Issuer”), whose principal executive offices are located at 360 Massachusetts Avenue, Suite 203, Acton, MA 01720. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2. Identity and Background.

a.	This statement is being filed jointly by Douglas C. Wurth (“Mr. Wurth”) and Wurth Holdings, LLC, a Delaware limited liability company (“Holdings” and together with Mr. Wurth, the “Reporting Persons”). Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6 and attached hereto as Exhibit 1. Accordingly, the Reporting Persons are hereby filing this joint Schedule 13D.

b.	The business address of each of the Reporting Persons is c/o Bluejay Diagnostics, Inc. at 360 Massachusetts Avenue, Suite 203, Acton, MA 01720.

c	The primary purpose of Holdings is to hold investments of its members. Mr. Wurth is a member of Holdings and is the sole managing member of Holdings. Holdings has four other members, each of whom is a member of Mr. Wurth’s family.

Mr. Wurth is a member of the Issuer’s Board of Directors (the “Board”) and has served as Chairman of the Board of since 2017.  Since 2016, Mr. Wurth has been a private investor. Mr. Wurth has served as Chief Executive Officer and a Director of Good Works II Acquisition Corp. since February 2021, and Co- Chairman of Good Works Acquisition Corp. since October 2020.

d.	During the last five years, none of the Reporting Persons or Holdings’ members have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the last five years, none of the Reporting Persons or Holdings’ members have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order finding any violation with respect to federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

f.	Mr. Wurth and the other members of Holdings are citizens of the United States of America. Holdings is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

On November 15, 2021, the Issuer closed its initial public offering (the “IPO”) of 2,160,000 Units, with each unit consisting of: (a) one share of the Issuer’s common stock, $0.0001 par value per share (the “Common Stock”), (b) one Class A warrant (the “Class A Warrants”) to purchase one share of Common Stock at an exercise price equal to $7.00 per share, exercisable until the fifth anniversary of the issuance date, and (c) one Class B warrant (the “Class B Warrants,” and together with the Class A Warrants, the “Warrants”) to purchase one share of Common Stock at an exercise price equal to $10.00 per share, exercisable until the fifth anniversary of the issuance date (the “IPO”).

CUSIP No. 095633103	13D	Page 5 of 8 Pages

Prior to the IPO, in the aggregate, Mr. Wurth directly or indirectly beneficially owned 3,522,460 shares of Common Stock, which consisted of:

●	2,186,349 shares of common stock held directly by Mr. Wurth;

●	118,020 shares underlying options to purchase common stock of Issuer with an exercise price of $0.95 per share held directly by Mr. Wurth;

●	39,340 shares underlying options to purchase common stock of Issuer with an exercise price of $0.95 per share held directly by Mr. Wurth;

●	1,108,883 shares of common stock held by Holdings;

●	62,000 shares underlying warrants to purchase common stock of Issuer with an exercise price of $2.3 per share held by Holdings; and

●	7,868 shares underlying warrants to purchase common stock of Issuer with an exercise price of $0.95 per share held by Mr. Wurth.

For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Wurth may be deemed to beneficially own the securities held by Holdings.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the following matters:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 095633103	13D	Page 6 of 8 Pages

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of the above listed actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5. Interest in Securities of Issuer.

(a) and (b)

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Reporting Person and the information set forth in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

The aggregate percentage of Common Stock reported owned by the Reporting Persons is 27.26% and is based upon 12,694,265 shares of Common Stock outstanding as of November 15, 2021, as reported on the Issuer’s prospectus filed with the Securities and Exchange Commission in connection with its initial public offering that closed on November 15, 2021.

As of the date hereof, Mr. Wurth, as the sole managing member of Holdings, may be deemed to beneficially own 1,108,883 shares of Common Stock held by Holdings and 62,000 shares of Common Stock underlying warrants to purchase Common Stock held by Holdings. Mr. Wurth also owns 2,186,349 shares of Common Stock directly, 157,360 shares of Common Stock underlying options to purchase Common Stock directly and 7,868 shares of Common Stock underlying warrants to purchase Common Stock directly. Mr. Wurth, directly and/or indirectly, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Issuer held by himself directly and all securities of the Issuer held by Holdings. As a result of the foregoing, and for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Wurth may be deemed to beneficially own 3,522,460 shares of Common Stock or 27.26% of the Common Stock of the Issuer as of the date of this filing.

(c)	Except as described herein (see Item 3), during the past sixty (60) days there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

CUSIP No. 095633103	13D	Page 7 of 8 Pages

(d)	Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the descriptions of relationships among the Reporting Persons in Item 2, which are incorporated by reference in this Item 6.

Joint Filing Agreement

The Reporting Persons have entered into a Joint Filing Agreement pursuant to which, among other things, the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.

Lock-Up Agreements

In connection with the IPO, each of Mr. Wurth and Holdings entered into a “lock-up” agreement in favor of the underwriter, pursuant to which each of Mr. Wurth and Holdings agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of Issuer’s Common Stock or other securities convertible into or exercisable or exchangeable for shares of Issuer’s Common Stock for a period of six months after the IPO is completed without the prior written consent of the representative of the underwriters.

Each of the Joint Filing Agreement and Form of Lock-Up Agreement, which are attached hereto as Exhibits 1 and 2, respectively, are incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, dated December 22, 2021, among the Reporting Persons.*

2	Form of Lock-up Agreement entered into by each of Douglas C. Wurth and Wurth Holdings, LLC.*

*	Attached hereto.

CUSIP No. 095633103	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2021

/s/ Douglas C. Wurth
Douglas C. Wurth

WURTH HOLDINGS, LLC

By:	/s/ Douglas C. Wurth
Douglas C. Wurth
Managing Member